December 2, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc
Form 10-K for the Fiscal year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2022
File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated October 11, 2022 (the “Letter”) to Hugh Gallagher, Chief Financial Offer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 10-K”) and form 10-Q for the quarterly period ended June 30, 2022 (the “Q2 2022 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and Q2 2022 10-Q. For ease of reference, we have copied each comment verbatim from your Letter and have placed our response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

Note 1 – Organization and Description of Business

Organization, page F-8

Comment:

1. You indicate in response to prior comment 2 that you determined that the loan did not meet the derecognition criteria in ASC 606 because the Company held a repurchase right in the form of a call option under ASC 606-10-55-67(b) and therefore retained control per ASC 606-10-55-68. Please elaborate on the material rights and obligations of both parties to the borrowings. As part of your response, explain the rights of the borrower with respect to the digital assets and whether there are any restrictions on what the borrower can do with the borrowed digital assets. Further explain to us why you believe the customer does not obtain control of the asset. That is, explain whether the borrower has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the digital assets. Please also clarify whether, and if so how, your accounting policy captures counterparty non-performance related to their obligation to return the borrowed digital assets to you.

Response:

Pursuant to the Master Services Loan Agreement (“MSLA”) with NYDIG (“Borrower”), the material rights and obligations of Company and the Borrower (collectively, the “Parties”) were as follows:

i.	Borrower or Lender will agree on the terms of each loan (“Loan”) which shall include designation of the amount and type of digital assets to be lent (i.e., Bitcoin), the trade date, loan date, scheduled termination date, estimated nominal value of loaned security, type of collateral, amount of collateral, margin percentage, and loan fee rate;
ii.	Borrower shall transfer to the Company collateral with a market value equal to 100% of the loaned digital assets (“Loaned Securities”) concurrently with the transfer of Loaned Securities to the Borrower. To the extent the collateral is comprised of cash, Company will pay the Borrower a cash collateral rebate on such collateral computed daily based on the amount of cash held by the Company as collateral.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

iii.	Borrower agrees to pay the Company a loan fee computed daily on each Loan based on the aggregate market value of loaned securities on the respective day such loan fees are computed.
iv.	Unless otherwise agreed, either Party may terminate a Loan at any time by giving notice to the other party. Otherwise, Borrower shall transfer the Loaned Securities back to the Company before cutoff time on the termination date of each Loan;
v.	Until Loaned Securities are required to be redelivered to the Company upon termination of the Loan, Borrower shall have all incidents of ownership of the Loaned Securities including the right to transfer the Loaned Securities to others.
vi.	The Company is entitled to receive all distributions made on or in respect of Loaned Securities to the extent to which it would be entitled to if the Loaned Securities were not lent to the Borrower;
vii.	To the extent the market value of collateral for Loans is less than the market value of the Loans, the Borrower shall transfer additional collateral to the Company such that the market value of the collateral equals or exceeds 100% of the Loaned Securities. To the extent the market value of the collateral for the Loans is greater than the market value of the Loans, Borrower may demand that the Company transfer back such excess of collateral to Borrower;
viii.	All Loans may be terminated immediately upon an event of default which includes non-performance, failure to transfer collateral, either party becomes insolvent, or any representation made is incorrect (each event, a “Default”) at the option of the non-defaulting party; and
ix.	Upon an occurrence of Default, the Company may, as a remedy, sell collateral to replace Loaned Securities, or the Borrower may purchase replacement collateral or sell an amount of Loaned Securities to set off any amounts due to the Company. Only in such event of Default may the Borrower treat the Loaned Securities as its own, and the Company’s obligation to return the collateral shall terminate.

Management has determined that the Company retained control (i.e., as defined in ASC 606-10-25-25, the ability to direct the use of and obtain substantially all of the remaining benefits from) over the loaned digital assets on the basis of ASC 606-10-55-68, which states expressly (i.e., without any caveat – e.g. “except for” or “unless” type language – or other observable consideration) that “If an entity has an obligation or a right to repurchase the asset (a forward or a call option), a customer does not obtain control of the asset because the customer is limited in its ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset…”. The Basis for Conclusions to ASU 2014-09, which is codified in ASC 606, affirms this in paragraph BC424, which similarly states, without caveat or exception, “If an entity has an obligation or a right to repurchase an asset (that is, a forward or a call option, respectively), the Boards decided that a customer does not obtain control of the asset…This is because the customer is constrained in its ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.” While we are now aware that lenders’ accounting for digital asset loans is currently being debated in practice, we believe our application of ASC 606 in determining whether we or the Borrower controlled the loaned digital assets in our arrangement was appropriate based on the explicit wording in ASC 606 and ASU 2014-09 and the ‘at any time’ nature of our option to terminate the loan (and retake possession of the loaned digital assets).

In reaching our conclusion, we also considered Question 25 in the AICPA Digital Assets Practice Aid (“AICPA Digital Guide”). Similar to the fact pattern in Question 25 of the AICPA Digital Guide, the Borrower in our MSLA had the same rights as the borrower in Question 25 to transfer, encumber or pledge the crypto asset borrowed in any way it chooses. The AICPA Digital Guide concludes that the borrower in that fact pattern does not obtain control of the lent digital asset because, pursuant to ASC 606-10-55-68, the customer is limited in its ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. We considered the Response to Question 25 confirmatory to our conclusion outlined in the preceding paragraph. We note that, also consistent with the Response to Question 25, we clearly and separately presented and designated our loaned digital assets on our balance sheet as “Digital Assets, Loaned”.

Looking past ASC 606-10-55-68, we observe that until the loaned digital assets were required to be returned to the Company upon termination of the loan, the Borrower had the ability to direct the use of the loaned digital assets, including the right to transfer the loaned digital assets to others. However, we believe it is at least debatable whether the Borrower had the ability to obtain substantially all the remaining benefits of the loaned digital assets when we had a call option on those assets at any time. We believe this call option, exercisable at any time under the MSLA, means that we, instead of the Borrower, retained all of the residual value of the loaned digital assets; and therefore, the Borrower did not have the ability to obtain substantially all of the remaining benefits from those assets. For example, if a loaned digital asset appreciates in value (e.g., from $10,000 to $12,000) during the loan period, the Borrower was not entitled to the benefits of that appreciation because we could call the loaned digital asset at any time in order to sell it and realize the value appreciation ourselves. Even if the Borrower sold the asset before we could exercise our call right, the Borrower would have to expend its proceeds from the appreciation to purchase an equivalent digital asset to return to us, meaning we would, instead of the Borrower, realize the benefit of that appreciation.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

With respect to the Staff’s request for clarification on consideration of counterparty non-performance, the Company evaluated counterparty non-performance risk and determined that NYDIG is a reputable entity that is backed by Stone Ridge Asset Management LLC, a national advisory firm and is a well-known digital asset custodian. Therefore, the Company concluded that the lifetime expected credit loss associated with the digital assets Loan was de minimis while the Loan was outstanding. In addition, the Company notes that the Loan was terminated as of June 13, 2022 and the loaned BTC has been returned to the Company by Borrower. The Company does not plan loan BTC in the future.

Comment:

2. We note your response to prior comment 2 indicating that you will reclassify the cash interest received on the BTC loans prospectively to conform any comparable prior period amounts to the current period classification. Please clarify the category of the statements of cash flow within which this line item will be presented. Refer to ASC 230-10-45-16(b).

Response:

For the year ended December 31, 2021, the Company received cash interest of $129 thousand on the Loan of BTC to NYDIG under the MSLA. Per ASC 230-10-45-16(b), cash receipts from returns on loans (i.e., interest) are classified as cash inflows from operating activities. However, the interest received was erroneously included in the reconciliation between net income and operating cash flows in the statement of cash flows under the line item, “Changes in operating assets and liabilities – digital currencies” as this interest was paid in cash and not BTC. The Company passed on the error as of December 31, 2021 due to the de minimis balance of the error. In addition, as the Company has terminated its MSLA to loan BTC as of June 13, 2022, there is no prospective impact on the Company’s financial statements.

Comment:

3. We note and continue to consider your response to prior comment 3 in your letter dated August 5, 2022.

Response:

The Company acknowledges the Staff’s continued consideration of its response to prior comment 3.

Note 2 – Summary of Significant Accounting Policies

Digital Currencies, page F-13

Comment:

4. Please reconcile for us your discussion in response to prior comment 4 indicating that a decline in fair value below carrying value “could be an indication” of impairment with your stated policy that an impairment exists when carrying value exceeds fair value and with ASC 350-30-35-19.

Response:

The Company has determined that its digital currencies (BTC) are indefinite lived intangible assets within the scope of FASB ASC 350 – Intangible Assets Goodwill and Other (“ASC 350”) and as such, are subject to impairment testing on an annual basis or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired in accordance with ASC 350-30-35-18. The Company also considered Response 5 in the AICPA Digital Guide that states when an identical digital asset is bought and sold at a price below the entity’s current carrying value, this will often serve as an indicator that impairment is more likely than not. As such, the Company monitors on a daily basis, whether there is a point in time during each day where BTC is bought or sold at a price lower than the BTC carrying value on the Company’s financial statements. The Company views this event (i.e., BTC bought or sold at a price lower than the BTC carrying value on the Company’s financial statements) as an indicator that impairment is more likely than not, and proceeds to the quantitative impairment test outlined in ASC 350-30-35-19 which compares the fair value of the asset (BTC) with its carrying amount to determine the amount of impairment.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

In determining the fair value of BTC, the Company notes that Response 5 in the AICPA Digital Guide further states that the fair value should be determined following the fair value framework in FASB ASC 820, Fair Value Measurement. ASC 820-10-35-2 defines fair value as “the price that would be received to sell an asset…in an orderly transaction between market participants at the measurement date.” In order to determine the fair value at the measurement date, the Company looked to Response 20 in the AICPA Digital Guide which indicates that given there is no traditional close for the crypto market, an accounting convention may establish a cut-off time for determining the fair value of the crypto asset based on prices at the close of the business day of the entity, a fixed coordinated universal time, or other timing as deemed reasonable, such as traditional close time based on local market jurisdictions. Response 20 in the AICPA Digital Guide also indicates that entities should consider transactions that take place after the cut-off time but before the end of the reporting period, similar to the guidance in FASB ASC 820-10-35-41C. The Company has considered that given there is no traditional close for the crypto market, determination of the fair value of BTC on the date an impairment indicator exists should be based on the fair value of BTC at 23:59 GMT on that respective measurement date. Any difference between such fair value of BTC at 23:59 GMT and BTC carrying value on the day an indicator of impairment exists is recorded as an impairment charge to the income statement by the amount by which the carrying value exceeds the fair value of BTC.

Note 5 – Debt, Commitments and Contingencies

Revolving Credit Line, page F-27

Comment:

5. In order to help us evaluate your response to prior comment 14:

● You state, “The lender has exclusive control over the collateral account, including liquidation of the collateral only in the event of a default under the RLOC.” Clarify to what the phrase “in the event of a default” refers and what you mean by “exclusive control” and how that is differentiated from control. For example, are you representing that the lender cannot direct the use of, and obtain substantially all of the benefits from, each distinct nonfinancial asset you transfer as collateral unless and until an event of default occurs?

● Tell us whether the lender has the right to pledge, rehypothecate, assign, commingle, or otherwise use the assets posted as collateral absent an event of default.

● Provide a more fulsome analysis of what you identify as the control indicators in ASC 606-10-25-25 and 25-30

Response:

In response to the Staff’s inquiry on the definition of “exclusive control” over pledged collateral, the Company clarifies that Silvergate Bank (“Lender”) has the right to “take control of the collateral in whatever manner stored” per section 4.6 of the Revolving Line of Credit (“RLOC”), and to “take any steps as Lender deems necessary to protect Lender’s interest in and to preserve the collateral, may purchase or lease cold storage vaults to preserve the Collateral…and may acquire one or more hardware wallets where Lender may store the private keys associated with all or part of the collateral” per section 4.3 of the RLOC- upon an event of default. An “Event of Default,” includes nonpayment of scheduled contractual payments under the RLOC, breach of representation, failure by the Company to file financial reports or provide Lender with requested information, judicial actions against a material portion of the Company’s property, noncompliance with the RLOC, judgments rendered against the Company in excess of $500,000, bankruptcy, the occurrence of any event that could have a material adverse effect on the Company, cross default, change of control, invalidity of any material term under the RLOC, or seizure of collateral.

When no Event of Default has occurred, the Lender does not have the right to pledge, rehypothecate, assign, commingle, or use the assets that have been posted as collateral as such collateral is held in a custodial intermediary account that only perfects the Lender’s security interest. The Company has also determined that when there is no Event of Default, it maintains control over the pledged collateral as it has the ability to obtain substantially all of the remaining benefits from such pledged collateral by fulfilling its obligations under the RLOC, thereby exercising its right to the return of such collateral. Specifically, the Company believes that in addition to the fact that the pledged collateral is held in a custodial account that Lender does not have access to until an Event of Default, the Lender does not have the ability to obtain substantially all the remaining benefits of the loaned digital assets when the Company has the ability to have the collateral returned at any time upon fulfillment of its obligations under the RLOC. For the same reasons stated in our response to comment 1 above, the Company believes the ability to fulfill its obligations under the RLOC and therefore exercise its call right on the collateral at any time, means the Company (and not the Lender), retain all of the residual value of the pledged digital assets; and therefore, the Lender does not have the ability to obtain substantially all of the remaining benefits from those assets.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

The Company further considered the control indicators in ASC 606-10-25-30 and determined that legal transfer of the collateral has not transferred to the Lender, and, while the Company does not have physical possession of the asset, the Lender also does not have physical possession of the asset as such collateral is maintained with a custodial intermediary in the form of a separate trust wallet. The Company also determined that it maintains the significant risks and rewards of the ownership of the collateral as the Company bears the risks of loss due to market value declines of the BTC in the collateral account. Specifically, if the collateral value declines such that any outstanding loans under the RLOC are under-collateralized, the Company is required to pledge additional BTC to the collateral account to restore a minimum loan to value ratio. The Company may also request return of the collateral if BTC appreciates to a price where the outstanding loans under the RLOC becomes overcollateralized. Therefore, the Company is the one who bears the risks and rewards of ownership – and therefore price fluctuations – of the collateral. The Company considered the factors ASC 606-10-25-30(a) and 25-30(e) and determined that whether the Company has present right to payment for the collateral or whether the Lender has accepted the collateral, are not relevant to this RLOC arrangement. Accordingly, the Company concludes that when it is not in an Event of Default under the RLOC, the Company maintains control over the pledged BTC (collateral) and therefore will not derecognize such pledged BTC.

Form 10-Q for the quarterly period ended June 30, 2022

Consolidated Condensed Statement of Operations, page 4

Comment:

6. We note that you reclassified the change in fair value of digital currencies held in fund from other income (expenses) to operating income (loss) in all prior periods presented. Tell us what consideration was given to identifying this material change as a restatement and amending prior filings. In this regard, changing the classification of an account balance from an incorrect presentation to the correct presentation is considered a correction of an error, not a reclassification. Refer to ASC 250-10. In addition, please explain the impact on your assessments of disclosure controls and procedures and internal controls over financial reporting as a result of the revision to your accounting for and presentation of your limited partnership interest in the NYDIG Digital Assets Fund III, LP.

Response:

Prior to the Company’s Q2 2022 10-Q, the Company did not consolidate the NYDIG Digital Assets Fund III, LP (“Fund”). Given the Company previously considered its investment and amounts earned from such investment in a non-consolidated Fund to be non-operating income and expense as provided for in SEC Regulation S-X Rules 5-03.7 5-03.9. This classification is because prior to the change in the consolidation conclusion, the Company’s investment in the Fund were not considered part of the normal course of business operations and rather were determined to be unrealized and realized gains/(losses) on the Company’s investment in the Fund (i.e., return on investments in securities).

As noted within our August 1, 2022, response to your SEC letter dated June 24, 2022, the Company re-evaluated its accounting for its limited partnership interest in the Fund and concluded that it should have consolidated the Fund (which qualifies as an investment company under ASC 946). The disclosures in the Company’s Q2 2022 10-Q reflected this change in accounting conclusion. As consolidation of the Fund results in the underlying assets in the Fund constituting the Company’s own assets, any realized or unrealized gains/losses on the Fund assets (bitcoin) were reclassified to operating income (loss) as the Fund’s consolidated activities as an investment company are considered part of the consolidated Company’s normal operations and therefore should be part of operating income (loss) in accordance with SEC Regulation S-X Rule 5-03.3.

In the Company’s Form 10-Q dated September 30, 2022, specifically NOTE 12 – REVISION OF CERTAIN PRIOR PERIOD AMOUNTS, the Company revised its presentation of its investment in the Fund to reflect the consolidated financial results of the Fund as of and for the nine months ended September 30, 2022 and any comparative periods. The Company evaluated the aggregate effects of the errors to our previously issued financial statements in accordance with SEC Staff Accounting Bulletins No. 99 and No. 108 and, based upon quantitative and qualitative factors, and determined that the errors, along with other identified errors in accounting for the Company’s investment in Simple Agreements for Future Equity (“SAFE”s), its use of non-GAAP measurement conventions of non-cash consideration received for revenue, and disclosure omissions were not material to the previously issued financial statements and disclosures included in the Company’s Annual Reports on Form 10-K for the year ended December 31, 2021, for any quarterly periods included therein, or through our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Specifically, the Company has determined that, based on the dual method (rollover and iron curtain method), the errors in the aggregate are quantitatively and qualitatively immaterial to the Company’s financial statements as a whole for the year ended 2021, as well as the interim periods, and over the quarterly periods Q1 2022 and Q2 2022. The Company considered the following factors in making its assessment:

●	The quantitative percentage impact to each affected financial statements caption is de minimis, and the dollar amount of the error to the financial statement caption is below the materiality based on 0.5% of total revenue for each respective period. When assessing interim periods, ASC 250-10-45-27 refers to the need to assess the impact to the estimated full fiscal year and the effect on the trend of earnings. For example, when assessing Q1 2021, Management considered the impact to Q1 2021 in combination with its contributed impact to the full fiscal year and associated materiality amount.
●	The impact of the errors on the trend of 1) revenue growth; 2) gross margin; 3) operating margin; and 4) pre-tax income are not quantitatively or qualitatively material to the 2021 and 2022 financial statements when considering the magnitude of the errors that occurred.
●	The errors in the aggregate do not materially change net income (loss).

The Company further assessed its disclosure controls and procedures and internal controls over financial reporting as a result of the revision and determined that two entity level controls as listed below, were deficient:

1)	Control Reference EL-23

The key accounting policies are documented in 10-K,10-Q and/or technical memos. The Controller and the CFO, identify adoption of new or changes to existing accounting policies and procedures. Updates to accounting policies and procedures are documented by the Controller and they are reviewed and approved by the CFO.

2)	Control Reference EL-24

There is a process for management to identify changes to relevant GAAP, SEC or Tax rules (e.g., subscription service). Management notifies relevant accounting personnel of said changes and consults with third parties, if necessary, when assistance is needed (e.g., tax experts). Further, management prepares technical accounting memos (i.e., Whitepapers) as applicable to document the application of GAAP, SEC or Tax rules.

Control References EL-23 and EL-24 are preventative controls intended to mitigate the risk of accounting errors. While the accounting issues were identified by the Controller and CAO, the revised conclusions resulted in the accounting policy/conclusion errors. As a result of the errors, the two entity level controls are considered deficient, and the Company did not have any compensating control(s) to mitigate the risk of a material misstatement.

The two control deficiencies affect the same significant disclosure regarding the Fund error. Taking into consideration the COSO framework and the Company’s internal control over financial reporting, the two additional deficiencies listed above result in a significant deficiency within the Annual Reports on Form 10-K for the year ended December 31, 2021, as the collective deficiencies could not result in materially misstated financial statements.

Comment:

7. Please explain the basis for your classification of operating expenses separately from other operating income (expenses). In this regard, explain why impairments of digital currencies and patents are considered operating expenses and the change in fair value of digital currencies held in fund and gain on sale of equipment are considered other operating income (expenses).

Response:

The change in classification of operating expenses separately from other operating income is to distinguish the differences between core operations (i.e., the mining of digital currencies and, formerly, patents) and non-core operations that are within normal business activities, specifically the sale of equipment as well as the change in fair value of assets in the NYDIG Digital Assets Fund III, LP (“Fund”). The segregation increases the relevance and usefulness of the financial statements though grouping a homogenous class of items (i.e., non-core and core) under each sub-caption. The Company believes this breakout provides greater insight to its investors and financial statement users while conforming to SEC Regulation S-X Rule 5-03. However, we acknowledge the Staff’s inquiry and removed the differentiation between operating expenses from other operating income (expenses) in the Form 10-Q dated September 30, 2022 such that operating expenses and other operating income sub-captions are consolidated into operating expenses.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Consolidated Condensed Statements of Cash Flows, page 6

Comment:

8. Please tell us the nature of the $14.0 million purchase of equity investments in the six months ended June 30, 2022. Tell us where the relevant disclosures are provided in your notes to consolidated condensed financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment 8 and has, accordingly, expanded its disclosures in the “Investments” section under Note 2 to clarify the nature of the purchases of equity investments made during the nine months ended September 30, 2022 in line with the disclosure requirements under ASC Topic 321, Investments – Equity Securities in the September 30, 2022 10-Q filing (Q3 2022 10-Q Pg. 9-10) as follows:

Investments, which may be made from time to time for strategic reasons (and not to engage in the business of investments) are included in non-current assets in the consolidated balance sheets. Investments are recorded at cost and the Company analyzes the value of investments on a quarterly basis. As part of the Company’s policy to maximize return on strategic investment opportunities, while preserving capital and limiting downside risk, the Company may at times enter into equity investments or Simple Agreements for Future Equity (“SAFE”) agreements. The nature and timing of the Company’s investments will depend on available capital at any particular time and the investment opportunities identified and available to the Company.

On December 21, 2021 and December 30, 2021, the Company entered into two separate SAFE agreements classified on the balance sheet as non-current assets. SAFE agreements are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issuer pursuant to Topic 321 Investments – Equity Securities (“ASC 321”).

On February 3, 2022, the Company invested approximately $10 million in convertible preferred stock of Compute North Holdings, Inc. The acquisition of convertible preferred stock was accounted for as investments in equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issue pursuant to ASC 321. This investment was subject to an impairment of $10.0 million following Compute North’s Chapter 11 Bankruptcy filing in September 2022 (See Note 6).

On May 3, 2022, the Company converted $2.0 million from a SAFE investment into preferred stock while purchasing an additional $3.5 million of preferred stock in Auradine, Inc. along with entering into a commitment to acquire $30.0 million of additional shares of preferred stock. This forward contract was accounted for under ASC 321 as an equity security. On September 27, 2022, pursuant to the forward contract, the Company increased its investment in the preferred stock of Auradine, Inc. by $30.0 million, bringing its total carrying amount of investment in Auradine, Inc. preferred stock to $35.5 million with no noted impairments or other adjustments (See Note 11).

As of September 30, 2022, the Company has one remaining SAFE investment with a carrying value of $1.0 million, with no noted impairments or other adjustments.

Note 2 – Summary of Significant Accounting Policies

Investments, page 9 and 10

Comment:

9. We note from your disclosure on page 8 that you transferred all of your bitcoin holdings from NYDIG Digital Assets Fund III, LP to your own account on June 10, 2022. Tell us what consideration you gave to disclosing this non-cash activity in your supplemental schedule of non-cash investing and financing activities.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Response:

The Company respectfully acknowledges the Staff’s comments, and notes that the Company disclosed the transfer of all bitcoin holdings from the NYDIG Digital Assets Fund III, LP (“Fund”) in Note 2 under ‘Digital Currencies Held in Fund’ in the Q2 2022 10-Q (Q2 2022 10-Q Pg. 8). The Company re-evaluated its Statement of Cash Flows for the six months ended June 30, 2022 and determined that the supplemental schedule of non-cash investing and financing activities should have included the transfer of digital currencies out of the Fund when considering the relevant authoritative guidance under Topic ASC 230 – Statement of Cash Flows. Accordingly, the Company included a disclosure in its Statement of Cash Flows for the nine months ended September 30, 2022 for the transfer of Bitcoin holdings from the Fund to the Company’s own digital wallet on June 10, 2022, in accordance with ASC 230-10-50-3. The Company included the additional disclosure as follows on page 8 of the Q3 2022 10-Q with underlined text representing the added disclosure as compared to the Statement of Cash Flows in the Company’s Q2 2022 10-Q:

	Nine Months Ended September 30
Supplemental schedule of non-cash investing and financing activities:	2022	2021
Transfer of digital currencies out of fund	137,843,761	-

Note 1 – Organization and Description of Business

Digital Currencies Held in Fund, page 8

Comment:

10. We note your revised disclosure in response to prior comment 7 indicating that you consolidate the Fund under a voting interest model. Tell us why your disclosure continues to reference ASC 825-10.

Response:

As noted within our August 1, 2022, response to your SEC letter dated June 24, 2022, the Company re-evaluated its accounting for its limited partnership interest in the NYDIG Assets Fund III, LP (“NYDIG Fund”) and concluded that it should have consolidated the NYDIG Fund as an investment company under the voting interest model in accordance with ASC 810 until it met the requirements for deconsolidation on June 10, 2022. The disclosures in the Company’s Q2 2022 10-Q reflected this change in accounting conclusion, with the impact of this change being analyzed in the response to comment 6 above. The reference to ASC 825-10 was a scrivener’s error and should have been removed in the notes to our financial statements on Form 10-Q for the quarter ended June 30, 2022 and was removed in the Form 10-Q for the quarter ended September 30, 2022. Any reference to ASC 825-10 will be removed in all future filings regarding our disclosure of the Company’s accounting for the NYDIG Fund.

Comment:

11. In order to help us continue to evaluate your investment company conclusion, please provide a more robust and fulsome ASC 946 accounting analysis, including your evaluation of the ASC 946 implementation guidance to the Fund. Address in your analysis, but do not limit it to, the following:

● Whether your ability to take the assets of the Fund at any time is a benefit normally attributable to ownership interests and the reasons why or why not;

● Your consideration of the combination of you being the sole investor, the fund having a single investment, your ability to take assets of the Fund at any time, management’s statements in your January 25, 2021 press release of its strategy of holding bitcoin, and your June 2022 transfer of digital assets out of the Fund in evaluating ASC 946-10-15-6(b) and the related implementation guidance, including, but not limited to, ASC 946-10-55-8 and 55-16;

● The economic substance of the Fund and how you concluded that substance is consistent with the characteristics of an investment company. For example, how does the economic substance of the Fund differ from direct holding of bitcoin given your stated ability to take the Fund’s bitcoin?;

● Whether the General Partner interest represents an ownership interest in the Fund, including the reasons why or why not and your analysis of the ASC 946 implementation guidance related to ownership interests. If you believe it does not, clarify what that interest represents; and

● Whether you directed the Fund to actively identify other investors and if so, a description of when and how those activities occurred. See e.g., ASC 946-10-55-17.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Response:

We respectfully acknowledge the Staff’s request for a more robust and fulsome FASB ASC 946, Financial Services – Investment Companies (“ASC 946”) accounting analysis and have provided the analysis below in further and incremental detail over that previously provided in the August 1, 2022, response to your SEC letter dated June 24, 2022.

The Company first invested in the NYDIG Digital Assets Fund III, LP (“Fund”) on January 21, 2021 as the sole limited partner. On June 10, 2022, the Company elected to redeem 100% of its partnership interest in the Fund which was settled in 4,768.5 bitcoin. The Company’s decision to redeem its partnership interests in the Fund was made for treasury management purposes as the Company needed to have bitcoin on hand to be able to pledge as collateral under a term loan and revolving line of credit arrangement. The General Partner of the Fund (“GP”) adopted a plan of liquidation and dissolution on June 15, 2022. The Fund commenced the liquidation of the Fund’s operation on the same date and the Fund was dissolved in September 2022.

ASC 946 - Investment Company Analysis:

Per ASC 946-10-15-4, “An entity regulated under the Investment Company Act of 1940 is an investment company under this topic.” Given the Fund is not registered under the Investment Company Act of 1940, the Company proceeded to consider the characteristics of an investment company in ASC 946-10-15-6 through 15-7 to determine whether the Fund is an investment Company. ASC 946-10-15-6 through 15-7 state:

15-6 An investment company has the following fundamental characteristics:

a.	It is an entity that does both of the following:

1.	Obtains funds from one or more investors and provides the investor(s) with investment management services
2.	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b.	The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

15-7 An investment company also has the following typical characteristics:

a.	It has more than one investment.
b.	It has more than one investor
c.	It has investors that are not related parties of the parent (if there is a parent) or the investment manager.
d.	It has ownership interests in the form of equity or partnership interests.
e.	It manages substantially all of its investments on a fair value basis.

ASC 936-10-15-6(a)(1) Obtains funds from one or more investors and provides the investor(s) with investment management services

Per the NYDIG Fund’s Private Placement Memorandum (“PPM”), the General Partner provides investment management services to the Company that include the ability to direct the formulation of investment policies and strategies, and acquire, purchase, sell, hold and generally trade authorized investments on behalf of the NYDIG Digital Assets Fund III, LP (“Fund”). As such, the fundamental characteristic of an investment company outlined in ASC 946-10-15-6(a)(1) is met.

ASC 936-10-15-6(a)(2) Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

Further, the PPM states that the entity’s investment objective is to invest in bitcoin, a digital asset, and to reasonably capture the economic value of any other digital assets that may be granted to the investment fund with an emphasis that an investment in the NYDIG Fund will constitute an investment only in bitcoin. Accordingly, the Fund’s business purpose and substantive activity is to function as an investment company by investing contributions into purchases of digital assets to hold for capital appreciation. Thus, the fundamental characteristic of an investment company outlined in ASC 946-10-15-6(a)(2) is met.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

ASC 936-10-15-6(b)) Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

In order to consider whether the Fund obtains or has the objective of obtaining returns or benefits that are not normally attributable to ownership interests or that are other than capital appreciation or investment income, the Company considered examples in ASC 946-10-55-8 that give illustrations of relationships and activities that would be inconsistent with the characteristics of an investment company described in ASC 946-10-15-6(b) and determined that none apply to the Fund. Specifically, the Fund does not acquire, use, exchange or process the assets or technology of an investee, there are no other arrangements between the Fund or its affiliates to jointly develop, produce, market, or provide products or services, there are no investees in the Fund whose sole purposes is to provide financing guarantees or assets to serve as collateral, there are no options to purchase ownership interests in the Fund at any amount other than fair value, and there are no transactions between the Fund and an investee that are not at arms-length, that are on terms unavailable to third party investees, or that represent a substantive portion of the investee or Fund’s business activities. The Fund’s only objective is to acquire bitcoin and hold it for capital appreciation/depreciation and investment income/losses through such investment. Such objective is consistent with that of attaining capital appreciation on an investment and therefore, the fundamental characteristic of an investment company outlined in ASC 946-10-15-6 (b) is met.

The Company next considered the five typical characteristics of an investment company as listed in ASC 946-10-15-7, noting that the Fund possesses three of such characteristics.

ASC 936-10-15-7(a) It has more than one investment / ASC 936-10-15-7(b) It has more than one investor

The Fund contains only has one investment, specifically in bitcoin, and has one investor –the Company. Therefore, the typical characteristics in ASC 946-10-15-7(a) and 15-7(b) do not exist. However, notwithstanding that the Fund only invests in bitcoin, the design of the entity allows the Fund to invest in other assets, but the decision to purchase assets is at the sole direction of the GP (NYDIG). Additionally, ASC 946-10-55-17 states that a single investor does not preclude an entity from being an investment company. and, while the Company did not specifically direct the Fund to identify other potential investors, the PPM indicates that the Fund is designed to allow multiple investors whose admission is at the sole discretion of the GP.

ASC 936-10-15-7(c) It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

In considering the characteristic in ASC 946-10-15-7(c), the Company notes that it is not a related party to the GP and therefore, the Fund possesses the characteristic in 15-7(c).

ASC 936-10-15-7(d) It has ownership interests in the form of equity or partnership interests.

The Fund’s ownership interest is solely in the form of partnership interests as defined in ASC 946-10-55-23. The Company contributed a net $150 million for 100% ownership in the partnership, which represents 100% of the Fund’s assets. The value of this interest is dependent on the fair value of Fund’s assets at a given point in time and the Company is exposed to variable returns from the changes in fair value of underlying investments of the Fund as the value of bitcoin fluctuates. Conversely, the GP has no ownership interest in the Fund given that the GP has not made a capital contribution to the Fund and thus, has a $0 balance in its capital account. However, the GP receives benefit from its involvement with the Fund as it receives a monthly fee for its investment management services calculated as 0.5%. which was reduced to 0.3%, per annum of net asset value in each partner’s account. Given that the NYDIG Fund’s ownerships interest are in the form of partnership interests, the Fund possesses the characteristic in ASC 946-10-15-7(d).

ASC 936-10-15-7(e) It manages substantially all of its investments on a fair value basis

The Fund manages its investments on a fair value basis and therefore possesses the characteristic in ASC 946-10-15-7 (e). Management considered the guidance in ASC 946-10-55-27 that further elaborates that in order to determine whether the investments are managed on a fair value basis, an evaluation must be made of whether fair value is a key component of how the entity evaluates the performance of its investments, how the entity transacts with investors, and how asset-based fees are calculated. The fair value of the underlying bitcoin assets is the primary metric to evaluate the investment fund’s performance. The Fund’s interactions with its investors are that of receipt of funding in exchange for partnership interests allocation of income/expense based on such partnership interests, and payout of capital withdrawals (redemptions). In addition, the management fee payable to the GP is based on a fixed percentage of the Fund’s net asset fair value at the end of each month. Accordingly, the monthly management fee for the GP’s investment management services will fluctuate based on the fair value of the Fund. This demonstrates that fair value is the primary measurement attribute and a key component of how the Fund evaluates and manages its investments, transacts with its investors, and determines its management fees as noted in ASC 946-10-55-27.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

ASC 946-10-15-8 indicates that to be an investment company, the entity must have all fundamental characteristics as listed within ASC 946-10-15-6. However, the absence of one or more typical characteristic in ASC 946-10-15-7 does not preclude the entity from being an investment company. Notwithstanding this, and in response to the Staff’s inquiries, the Company further considered other facts and circumstances to determine whether the Fund’s activities are consistent with those of an investment company in the absence of two of the five typical characteristics in accordance with ASC 946-10-55-11.

ASC 946-10-55-16 notes that an investment company typically pools funds from multiple investors and provides them with access to investment opportunities unobtainable by individual investors. Even though the Company is the sole investor in the Fund, the purpose for the Company’s investment in the Fund rather than directly investing in bitcoin itself was to gain access to external investment expertise and opportunities from Stone Ridge Asset Management LLC, an affiliate of the GP and an SEC-registered investment advisor, given the material nature of a net $150 million investment. Stone Ridge Asset Management LLC is a national financial advisory firm that has approximately $16 billion under management. The GP is able to leverage an affiliate to provide services as well as advise on investment strategies and provide industry specific knowledge that the Company does not have given that investing in digital assets is not the Company’s primary business objective. The Company would not have been able to invest a net $150 million in bitcoin without the Fund given the management services and advice that allows the Company access to investment opportunities unobtainable on its own.

To address the Staff’s inquiry regarding the Company’s ability to take assets out of the Fund at any time, the PPM states that a limited partner that acquires partnership interests may withdraw all or any portion of its contribution to the investment fund, together with any income and profits attributable to such contribution, from its capital account, subject to certain restrictions as well as the GP’s judgment for what is best for the Fund. Accordingly, the Company has the right to withdraw any of its ownership interest to be settleable in bitcoin but is not able to withdraw the underlying assets (bitcoin) out of the Fund at any time without redeeming its ownership interests in the Fund. The Company believes that an investors’ right to redeem its ownership interests in an entity is a benefit that is attributable to ownership interests.

As detailed within the Form 10-Q dated June 30, 2022, and as further elaborated on within the Form 10-Q dated September 30, 2022, on June 10, 2022, the Company redeemed 100% of its ownership in the Fund, which was settled in 4,768.5 bitcoin and deconsolidated the entity due to it no longer having an interest in the Fund. The Company does not believe this action is contradictory to the Fund’s objective to realize capital appreciation as the investment was held for approximately a year and a half while leveraging Stone Ridge Asset Management LLC’s expertise. Accordingly, the Company believes this redemption of ownership interest paid out in bitcoin is consistent with the general activities of an investment company and its investor.

Further, we acknowledge the Company’s CEO’s comments on January 25, 2021 indicating that the Company believes holding bitcoin for treasury reserves is a better long-term strategy than holding reserves in cash. While the Company still believes that holding bitcoin for treasury reserve is still the appropriate strategy, the Company’s decision to redeem/withdraw its investment in the Fund was due to evolving business needs for additional funding (and the collateral requirements that accompany such funding) and does not negate the original purpose for entering into investment in the Fund to gain access to the GP’s management expertise and for capital appreciation.

When considering the above factors in totality, including the fundamental and typical characteristics held by the Fund, as well as the Fund’s interactions, relations, and the Company’s intention of leveraging the expertise of the General Partner, the Company concludes that the Fund and activities undertaken by the fund are consistent with that of an investment company as defined by ASC 946.

Comment:

12. Please provide your ASC 820 accounting analysis that supports the use of the “CoinDesk Bitcoin Price Index” to determine fair value for the Fund’s investments. As part of your analysis, clarify for us what this index is, how it relates to the Fund’s principal market, and how your analysis contemplates the presumption in ASC 820-10-35-5A.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Response:

As discussed in the response to comment 11 above, the Company has determined that the Fund has the characteristics of an investment company per ASC 946. Further, the Company notes that as it consolidates the Fund, ASC 810-10-25-15 indicates that an entity shall retain the industry-specific guidance applied by that subsidiary. The Company therefore determined that, while it consolidated the Fund, it initially measured its investments (bitcoin) at their transaction price, and subsequently at fair value as required for other investments in accordance with ASC 946-325-30-1 and ASC 946-325-35-1.

ASC 820, Fair Value Measurement (“ASC 820”) is the standard that defines the fair value framework when another Topic requires fair value measurements or disclosures about fair value measurement. A fair value measurement under ASC 820 for an asset assumes that the asset is exchanged in an orderly transaction between market participants either in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset in accordance with ASC 820-10-35-5. Further, as noted under ASC 820-10-35-5A, “a reporting entity does not need undertake an exhaustive search of all possible markets to identify the principal market... but it shall take into account all information that is reasonably available”.

The digital assets held by the Fund (i.e., bitcoin) are traded on a number of active markets globally, including over the counter (“OTC”) markets and digital asset exchanges. The Company therefore considered response 16 in the AICPA Digital Guide which states that the reliability and sufficiency of the information produced could vary market by market, and to overcome the presumption that the market in which an entity transacts for the crypto asset is presumed to be the principal market, an entity must obtain evidence that the market it normally transacts in is not the market with the greatest volume and level of activity for the crypto asset. Response 16 further states that “if an entity normally buys and sells crypto assets through an intermediary or a broker, it would generally identify that market as the principal market”

The Company invested in the Fund with the purpose of leveraging the GP’s Fund management and investment expertise (as discussed in the response to comment 11 above) and therefore considers the GP its intermediary or broker. However, as a broker is not a market, the Company looks to the principal markets in which the GP trades on behalf of the Fund. The GP provides quarterly reports that the Company uses to determine the fair value of the investments in Fund. Such reports show the fair value of bitcoin held for investment determined using the OTC market which the GP determines, on a quarterly basis, is the principal market due to there being relevant and reliable price and volume information because of the venues (“Eligible Venues”) supporting such markets (all of which are licensed by the New York Department of Financial Services). The GP typically identifies the principal market as the OTC Eligible Venue in which it transacts unless it has sufficient evidence that another eligible exchange has the highest trading volume and level of activity for such digital asset. The Company obtains the relevant market quotations on the principal market identified by the Fund based on the Fund valuation policies which are made in accordance with ASC 820. The Company therefore determines the fair value of investments in the Fund using appropriate market quotation for a firm bid from an eligible OTC venue or the average of bids from two or more eligible OTC venues (i.e., the Fund’s principal market) at 4:00 pm EST for net asset value purposes, or 11:59 pm EST for financial reporting purposes. The Company’s previous disclosure that the fair value of assets within the Fund were measured daily based on pricing obtained from CoinDesk Bitcoin Price Index at approximately 4pm New York time is inaccurate and the Company will therefore revise disclosures going forward as follows using the Q3 2022 10-Q as the basis with additional disclosure underlined and deleted disclosure ~~stricken through~~:

Digital Currencies Held in Fund

On January 25, 2021, the Company entered into a limited partnership agreement with NYDIG Digital Assets Fund III, LP (“Fund”) wherein the Fund purchased 4,812.66 bitcoin in an aggregate purchase price of $150 million. The Company owned 100% of the limited partnership interests and consolidated the Fund under a voting interest model. The consolidated assets in the investment fund are included in current assets in the consolidated balance sheets under the caption “Digital currencies held in fund.”

The Fund qualified and operated as an investment company for accounting purposes pursuant to the accounting and reporting guidance under ASC 946, Financial Services – Investment Companies, which requires fair value measurement of the Fund’s investments in digital assets. The digital assets held by the Fund were traded on a number of active markets globally, including the over-the-counter market and digital asset exchanges. A fair value measurement under ASC 820 for an asset assumes that the asset is exchanged in an orderly transaction between market participants either in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset (ASC 820-10-35-5). The fair value of the assets within the Fund were ~~measured daily based on pricing obtained from CoinDesk Bitcoin Price Index at approximately 4pm New York time~~ determined using the price of bitcoin provided by the OTC market, the Fund’s principal market for bitcoin as of 11:59:59 p.m. in New York for financial reporting purposes. For purposes of continuous (daily) fair value measurement, such assets within the Fund were measured using the daily price of bitcoin provided by the OTC market at 4:00 p.m. in New York. Any changes in the fair value of the assets were recorded in the Consolidated Statement of Operations under the caption “Realized and unrealized gains (losses) of digital currencies held in fund.”

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Note 2 – Summary of Significant Accounting Policies

Digital Currencies Held in Fund, page 9 and 10

Comment:

13. Please provide supporting accounting analysis with appropriate citations to authoritative literature for your accounting policy of determining fair value at the 4pm New York time on the end of each reporting period, which implies you only measure the Fund’s investments at four points in time each year.

Response:

The Company notes that it previously implied that the fair value of assets in the Fund’s investments was only measured at each fiscal quarter end, which is not the case. The Company has since clarified in its updated disclosure on page 8 of the Q3 2022 10-Q that the fair value of investments in the Fund are measured on a daily basis using the price of bitcoin provided by the OTC market (via the Fund GP) at 4:00 p.m. EST and that the final measurement of fair value for financial reporting purposes (i.e., at each fiscal quarter end) occurs using the price of bitcoin as provided by the OTC market (via the Fund GP) at 11:59:59 p.m. EST. The Company respectfully refers the Staff to the updated disclosure with proposed clarifications in the response to comment 12 above.

In response to the Staff’s request to provide supporting accounting analysis for the Company’s accounting policy on determining fair value of investments in the Fund, the Company respectfully directs the Staff to the Company’s response to comment 12 above. The Company also considered response #20 in the AICPA Digital Guide which states that an accounting convention may establish a cut-off time for determining the fair value of the crypto assets as the crypto asset markets often operate continuously, without traditional market close. Further, the cut-off time may be at a specific time of day, fixed time zone, or other time as deemed reasonable and any convention should be reasonable and consistently applied. The Company determined that the Fund GP’s policy of using the daily OTC market price at 4:00 p.m. EST to determine fair value is a reasonable accounting convention that has been consistently applied since inception of the Fund. In consideration of ASC 820-10-35-41C that requires entities to consider transactions that take place after the cut-off time but before the end of the reporting period, the Company uses the OTC price at 11:59:59 p.m. EST at financial reporting period end to minimize the probability that a significant event takes place after the typical daily 4:00 p.m. EST measurement time that could cause the quoted price at the daily cutoff time not to represent fair value. The financial reporting cutoff convention has also been applied consistently since inception of the Fund.

When the Company redeemed its interests in the Fund on June 10, 2022 and received settlement of such redemption in bitcoin, such bitcoin became subject to the same accounting policy as the Company’s other bitcoin holdings earned through mining activities. Accordingly, the bitcoin was no longer accounted for as intangible asset investments at fair value in the scope of ASC 946, but as intangible assets in the scope of ASC 350 and subject to impairment guidance therein.

Comment:

14. Please clarify for us and consider the need for revised disclosure to clarify how sales of digital assets by the Fund are depicted in your statements of operations, which includes the line items “Change in fair value of investment in NYDIG fund” and “Realized gain (loss) on sale of digital currencies,” and whether such presentation differentiates between realized and unrealized. To the extent helpful to understand your policy, cite applicable authoritative literature in your reply.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Response:

The caption “Change in fair value of investment in NYDIG fund” represents the unrealized change in fair value of investment in the NYDIG Digital Assets Fund III, LP (“Fund”). The “Realized gain (loss) on sale of digital currencies” line item represents the realized gain/loss on the sale of digital currencies held by the Fund primarily to pay off the Fund’s management fees due to GP. In consideration of the Staff’s request for revised disclosure, and in light of de minimis realized gain(loss) on sale of digital currencies, the Company combined and clarified the financial statement line item into “Realized and unrealized gains (losses) on digital currencies held in fund” in the Form 10-Q dated September 30, 2022 and added additional disclosure as shown below:

Digital Currencies Held in Fund

[…]

Any changes in the fair value of the assets were recorded in the Consolidated Statement of Operations under the caption “Realized and unrealized gains (losses)of digital currencies held in fund.”

As indicated in the response to comment 12 above, upon redemption of the Company’s interests in the Fund for bitcoin on June 10, 2022, such bitcoin was no longer held through an investment company and were no longer accounted for as intangible asset investments at fair value in the scope of ASC 946, but as intangible assets in the scope of ASC 350 and subject to impairment guidance therein. Therefore, the “realized and unrealized gains (losses) of digital currencies held in fund” line item is no longer applicable.

Note 3 – Revenues from Contracts with Customers, page 10

Comment:

15. In your proposed revised revenue recognition policy in response to prior comment 13 in our letter dated August 26, 2022, you indicate that the fees are transferred to the Company as part of closing the successful block so collection is probable. Please reconcile this statement in light of your prior responses indicating that the fees may not be transferred to you at the point that a block is successfully mined. Specifically, your response to prior comment 14 in your letter dated April 22, 2022 indicates that constructive receipt of the mining reward can be up to two days from contract inception, considering that NYDIG confirms the allocation among pool participants within 24 hours of a block reward and, once the NYDIG calculations are confirmed, you aggregate all the BTC rewards at the end of that day. In addition, your response to prior comment 11 indicates that the day the reward is earned is not the date it is received upon settlement and there may be a delay between confirmation from NYDIG and the back-end settlement into the pool wallet. To help us understand your accounting, please address this comment separately for when you operate a mining pool as the sole participant, when you operated a mining pool with third party participants, and when you participated in another mining pool.

Response:

The Company acknowledges the Staff’s comments regarding the timing of when the fees are transferred to the Company as part of closing the successful block and would like to clarify that contract inception differs when the Company is a participant in a third-party operated mining pool (“Participant”), a participant in a privately operated mining pool (“Private Pool Participant”) such as the Company’s Marapool and as the operator (“Operator”) of Marapool. Our response to prior comment 13 in our letter dated August 26, 2022 and response to prior comment 14 in our letter dated April 22 is with respect to its role as Private Pool Participant both when the Company is the sole participant in the private pool, and when there were other third-party participants in the private pool, and is further discussed below under the heading Private Pool Participant.

Participant

As discussed in our response to comment 20 below, the Company evaluated when a contract exists when the Company is Participant in a third party-operated pool. Due to the fact that pool participation agreements can be terminated at any time by either the Company as Participant or the third-party operator, each increment (i.e., minute or second) of time at which computing power is provided by the Company constitutes a new contract as that is also the same time at which all other criteria in ASC 606-10-25-1 are met. There is therefore a corresponding new contract inception at each increment of time that computing power is provided by the Company.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

As further discussed in response to comment 20 below, the block reward and transaction fee (noncash consideration) to which the Company is entitled to as a Participant is variable consideration that is fully constrained until such fees are received from the pool operator despite the contract inception being the same point in time at which a block is won, the Company has provided computing power, and the Company earns its pro rata share of the block reward and transaction fee from the successful closing of a block. Revenue from the consideration earned is only recognized at the point in time all contingencies giving rise to variability constraints are resolved via the settlement of the block rewards and transaction fees in the Company’s digital wallet. Therefore, the Company measures the non-cash consideration at the fair value on the date the Company’s pro rata share of the block reward and transaction fee is settled in the Company’s digital wallet using the closing price in USD as of 23:59 GMT in accordance with the Company’s policy. Use of this fair value is not materially different than the fair value at contract inception of the contract governing the increment of time where the Company provided computing power and a block was solved.

Private Pool Participant

When the Company is a Private Pool Participant, contract inception is the point in time when it successfully validates a customer’s transaction to the distributed ledger and a block is closed. The Company recognizes revenue under its accounting convention of using the USD price of bitcoin (“BTC”) at 23:59 GMT on the contract inception date, which the Company has determined is not materially different than using the fair value of BTC (in USD) at contract inception per ASC 606-10-32-21. Collection of the block reward and transaction fees are probable because the reward and fees are transferred to Marapool’s wallet as part of closing the successful block and is simultaneous with contract inception. Notwithstanding that the back-end settlement of such block rewards and transaction fees from Marapool’s wallet to the Company’s individual wallet may not be the same point as contract inception, the collectability of the block rewards and transaction fees is still probable as the Company’s contract is viewed to be directly with the network and transaction requestors as customer, and any subsequent allocation after the block rewards and transaction fees are won are merely a settlement mechanism based on revenue recognized at the date of contract inception.

The difference between the Company’s accounting convention and the revenue that would have been recognized using the BTC fair value at contract inception per ASC 606-10-32-21 is immaterial as follows:

●	For the year ended December 31, 2021, the total revenue earned would have been $150.51 million, indicating the Company would have realized additional revenues of $0.04 million (0.03%) for the year ended December 31, 2021.

●	For the three months ended March 31, 2022, the total revenue earned would have been $51.8 million, indicating the Company would have realized additional revenues of $0.04 million (0.08%) for the quarter ended March 31, 2022.

●	For the three months ended June 30, 2022 and 2021, the total revenue earned would have been $25 million and $29.4 million, respectively indicating that the Company would have realized additional revenues of $0.2 million (0.81%) and $0.1 million (0.36%) for the quarter ended June 30, 2022 and 2021, respectively.

Operator

As discussed in response to comment 18 below, the Company was an agent in connecting third party mining enterprises (“miners”, or “pool participants”) to the blockchain network and in tracking hash rate generated by each pool participant. The Company has determined that all the criteria in ASC 606-10-25-1 are met at each minute a pool participant provides computing power and the Company connects a pool participant to the network while tracking each participant’s generated hash rate. Specifically, at each minute this occurs, both the Company as operator and pool participant (collectively, “parties”) have approved the pool participant contract. Both parties can identify rights regarding services as well as payment terms for services to be transferred, the contract has commercial substance, and it is probable the Company will collect all of its pool fees (variable consideration) as such amounts to which the Company is entitled are withheld from being remitted to pool participants and there is no counterparty credit risk to be considered given block rewards and transaction fees are automatically and simultaneously transmitted to Marapool’s wallet at the moment the block is closed. Accordingly, contract inception is at each minute when a pool participant is providing computing power simultaneously to the Company providing agency services when a block is closed (i.e., won).

Even though back-end settlement of such pool fees from Marapool’s wallet into the Company’s individual wallet may not be at the same point as contract inception, the Company recognizes revenue under its accounting convention of using the USD price of BTC at 23:59 GMT on the contract inception date, which the Company has determined is not materially different than using the fair value of BTC (in USD) at contract inception per ASC 606-10-32-21.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Total pool fees recognized under the Company’s accounting convention are immaterial at approximately zero and $50 thousand, respectively for the three months ended September 30, 2022 and September 30, 2021 and approximately $300 thousand and $50 thousand, respectively for the nine months ended September 30, 2022 and September 30, 2021. Given the contract inception when the Company is pool Operator is the same contract inception as when the Company is a Private Pool Participant, and the revenue difference between using the Company’s accounting convention to measure BTC in USD at 23.59 GMT on the day the reward was earned vs. at contract inception for revenue when Company is a Private Pool Participant is immaterial, we believe that any revenue difference between the Company’s accounting convention vs. at inception for pool fees (when Company is Operator) will also be immaterial as pool fees are typically a small fraction (i.e. 0.5%) of total block rewards and transaction fees earned by each pool participant. As of May 2022, third party miners were no longer participating in the Company’s mining pool. As such, the Company ceased recognizing pool fees.

Comment:

16. In your proposed revised revenue recognition policy disclosure in response to prior comment 13 in your letter dated August 26, 2022, you state that “contract inception coincides with the time at which the transaction fees and block rewards are earned...” Please revise to clarify when it is considered to be “earned” in accordance with the guidance in ASC 606.

Response:

In response to the Staff’s request for clarification of when transaction fees and block rewards are earned, the Company would like to clarify that consideration (block rewards and transaction fees) is earned at closing of a successful block. However, the timing of revenue recognition could differ from the point in time such consideration is earned depending on the Company’s role as Participant, Private Pool Participant, or Operator (as defined in response 15 above).

When the Company is a Private Pool Participant or Operator, the consideration is earned and revenue is recognized at the same time. That is, revenue is recognized at contract inception date fair value of BTC at 23:59 GMT, which is not materially different from revenue recognized at contract inception.

When the Company is a Participant, consideration is earned at the closing of a successful block, but revenue is not recognized until consideration is transferred into the Company’s wallet by the third-party pool operators for the reasons discussed in response 20 below. Specifically, all consideration under contracts between Company and third-part pool operators is variable, and there is risk of significant revenue reversal if the Company recognizes any revenue prior to such amounts being remitted to the Company’s wallet.

The Company acknowledges the Staff’s request to revise its disclosure of the timing when noncash consideration is earned in its various roles as participant, private pool participant, and operator and will therefore revise disclosures going forward as follows using the Q3 2022 10-Q as the basis with additional disclosure underlined and deleted disclosure ~~stricken through~~:

NOTE 3 – REVENUES FROM CONTRACTS WITH CUSTOMERS

[…]

Participant

The Company has entered into contracts with third-party mining pool operators, whom the Company considers its customer under FASB ASC606. The Company provides a service of computing power (i.e., generated hash rate) that is an output of the Company’s ordinary activities in exchange for consideration. These contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to consideration equal to a fractional share of the BTC reward (non-cash consideration, less any pool fees paid to the mining pool operator which are recorded as contra-revenues), for successfully adding a block to the blockchain. The Company’s fractional share of the block reward is based on the proportion of the Company’s contributed hash rate to the total computing power contributed by all mining pool participants in solving the current algorithm as calculated and determined by the pool operator, net of any pool fees.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

The provision of computing power is the only performance obligation under our arrangements with the third-party mining pool operators. The transaction consideration the Company receives is non-cash and variable in that the amount that it receives is dependent on the success of the mining pool regardless of whether any hash rate is contributed by the Company (the pool being the first to solve an algorithm). The non-cash consideration is measured at the estimated fair value of the contract inception which is when computing power is contributed and the block is successfully closed and the block rewards and transaction fees are earned. However, because it is not probable that a significant reversal of revenue will not occur, as the Company does not have visibility to exactly when a block is won and the pro rata share to which itis entitled (as it does when the Company is a participant in a privately operated pool where the Company is also the pool operator) all consideration is constrained and revenue is not recognized until the Company receives confirmation of the consideration it earned, usually via the settlement of the block reward in the Company’s digital wallet, at which time revenue is recognized.

[…]

Private pool participant

The Company operates as a participant in its privately operated pool (“Marapool”). From September 2021 until May 2022, the Company operated as a participant in Marapool alongside third-party pool participants. The Company views the transaction requestor and the blockchain network as its customers under FASB ASC 606. The Company provides a service (successful mining) that is an output of the Company’s ordinary activities in exchange for consideration from the requester and the blockchain network (transaction fee and block reward, respectively). A contract with a customer exists at the point when the miner successfully validates a requesting customer’s transaction to the distributed ledger which is also the point in time when block rewards and transaction fees are earned. At this point, the performance obligation has been satisfied ~~(i.e., earned)~~ in accordance with FASB ASC 606-10-25-30. Specifically, the inception of the contract and the point in time at which the consideration in that same contract is earned occurs simultaneously. Because of this, the additional criteria in FASB ASC 606-10-25-1 would be met as follows:

●	Both the requester (a customer) and the miner have approved the contract and are committed to the transaction at the point of successfully validating and adding the transaction to the distributed ledger.
●	Each party’s rights, the consideration to be transferred, and the payment terms are clear.
●	The transaction has commercial substance (that is, the risk, timing, or amount of the miner’s future cash flows is expected to change as a result of the contract).
●	Collection occurs in conjunction with the inception of the contract and the fulfillment of the performance obligation (i.e., successfully solving a block) and therefore, there is no risk of collectability.

By successfully mining a block, the miner satisfies its performance obligation to the requester and network, thus, should recognize revenue at that point in time, which is the same point in time as contract inception and when the block rewards and transaction fees are earned. The transaction consideration the Company receives, is non-cash consideration paid in BTC, and is comprised of transaction fees and block rewards. The transaction consideration is variable in that the amount of block reward and transaction fees earned is ~~based on the pro rata share of the computing power the Company contributes in relation to the total computing power contributed by the pool~~ unknown until the block is solved.

[…]

Operator

From September 2021 until May 2022, the Company entered into pool service contracts with third-party mining pool participants, whom the Company considered to be a customer under FASB ASC 606. In these contracts, the Company provided a facilitator service to connect miners to the blockchain network and to track hash rate generated by each pool participant in exchange for non-cash consideration equal to a percentage of the block reward and transaction fee earned by the individual pool participants as pool fees. These contracts were terminable at any time by either party and the Company’s enforceable right to compensation only began when the Company provided the facilitator services and access to the pool’s software licenses to the pool participants.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

The Company’s performance obligations under the arrangement with third-party pool participants were to provide access to the pool’s software license and track the hash rate generated by each pool participant to enable calculation of the pro rata block reward and transaction fee payment to each pool participant. Such block rewards and transaction fees (and therefore pool fees) are earned when a block is successfully closed. The transaction consideration the Company received is non-cash and variable in that the pool fees earned are based on the block reward and transaction fees earned by pool participants. The non-cash consideration is measured at the estimated fair value of the contract inception, which occurs simultaneously to when the Company has earned the pool fees (i.e., upon successful mining of a block). The Company is able to estimate variable consideration at the point in time it has earned the fees without risk of significant revenue reversal as the Company has visibility to the exact timing of when the pool successfully solves for a block as pool operator (as compared to when the Company is a participant in a third-party operated pool) and the block rewards and transaction fees each pool participant is entitled to base on contributed hash rate.

Comment:

17. In your capacity as a mining pool operator, you indicate in response to prior comment 12 in your letter dated August 26, 2022 that you used third party computing power to verify a block of transactions for the network. Describe the rights and obligations of the parties in your agreements with pool participants and with the blockchain network. Clarify what you considered to be the specified service provided to the customer in the arrangements with the pool participant and with the blockchain network. In this regard, it appears that the pool participants were providing you with computing power and you were providing transaction verification services to the network. While computing power is an input to the combined output of transaction verification services, computing power alone does not appear sufficient to verify a transaction and earn a mining reward. In this regard, you indicate in your June 13, 2022 response to comment 13 that the pool aggregates all computing power of the mining devices, which are connected to the bitcoin network, and utilizes the combined hashrate to provide transaction verification services to the blockchain.

Response:

The Company clarifies that the statement made in response to prior comment 12 in our letter dated August 26, 2022 that the Company, as mining pool operator, uses third party computing power to verify a block of transactions for the network was made in error. The Company’s June 13, 2022 response to comment 13 that the pool aggregates all computing power of the mining devices was also made in error. The Company respectfully refers the Staff to response 18 below for further discussion as to why such statements were erroneous and inconsistent to the Company’s articulated role as agent (when in an Operator capacity) of each pool participant.

In response to the Staff’s inquiry on the rights and obligations of the parties in the Company’s agreements with the pool participants and with the blockchain network, the Company first clarifies that the specified service being provided in all instances with network and transaction requestors as customer, is transaction verification services (i.e., solving a block).

In this regard, when Company is Operator, its contract is with the private pool participants who in turn are the ones providing transaction verification services to their customer – the blockchain network and transaction requestors. The Company’s obligations in arrangements with pool participants are to provide participants access to Marapool’s software that connects the miner to the blockchain network, to track the hash rate generated by each participant in the pool, and to calculate the pro rata block reward and transaction fee to be remitted to each participant. In exchange for the provision of the aforementioned services, the Company is entitled to earn pool fees (non-cash consideration) from the participants equal to a percentage of the block reward and transaction fee earned by the individual pool participants. While the Marapool (i.e., Operator) wallet is the entity recognized by the blockchain network as the wallet of record, the Company does not believe that it has obligations as Operator to the blockchain network (i.e., it does not have a contract with the network); rather, the Company’s relationship to the network to serve as the wallet of record is part of its obligation to its pool participants to connect participants to the network.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Comment:

18. We note your response to prior comment 12 in your letter dated August 26, 2022. Please provide us with a revised analysis of whether you, in your capacity as the pool operator, controlled the transaction verification services before being provided to the blockchain network. Refer to ASC 606-10-55-37. Ensure that your assessment focuses on which party had the ability to control the transaction verification services when it was being provided (i.e., when the contract existed according to ASC 606-10-25-1), regardless of it being an at-will contract pursuant to which the third-party miners’ had the ability to join or leave for another pool and you having no ability to control or curtail the third-party miners providing computing power. In this regard, it is unclear why you believe not having control over any third party contributing hashrate to your pool is relevant to who controls the transaction verification services before being transferred to the blockchain. As part of your response, please also address the following, at the time a contract existed:

● Tell us who was primarily responsible for fulfillment from the blockchain’s perspective and which party was the miner of record. Tell us whether the blockchain network had any record of the pool participant’s involvement in the arrangement.

● Tell us whether, as the pool operator, you had the discretion to determine which transactions to validate within a mined block.

● Explain why inventory risk and pricing risk are relevant to your conclusion, given the nature of BTC transaction verification services and the transaction fees and block rewards are pre-determined by the bitcoin blockchain network.

● Explain how you compensated pool participants for the provision of their computing power to your mining pool. Tell us whether the pool participant’s reward was contingent on successfully solving transactions.

Response:

In response to the Staff’s request for a revised analysis under ASC 606-10-55-37 specifically focusing on whether the Company, in its capacity as the pool operator, controlled the transaction verification services before they were provided to the blockchain network, we first need to establish that, as stated in our response to comment 15, the Company views the contract to provide transaction verification services as one that is entered into between each individual mining enterprise (“pool participants” or “miners”) and the blockchain network.

The Company notes, however, that due to lack of scale as an individual miner, a participant is more likely to prevail in successful transaction validation services by contributing hashrate via participation in a mining pool. As such, each participant engaged the Company as pool operator to access the mining software purchased by the Company (and therefore access connectivity into the blockchain network), and to employ the Company to facilitate the tracking of collective and individual miners’ hash rate to determine pro rata block rewards and transaction fees to be remitted to each participant. Therefore, the Company believes that its contract is with the pool participants who are its customers, and its performance obligation as pool operator was solely to provide facilitation services to its customers (the pool participants). As discussed in the response to comment 15 above, contract inception is at each minute when a pool participant is providing computing power simultaneously to the Company providing agency services when a block is closed (i.e., won) as that is the point in time at which all the criteria in ASC 606-10-25-1 are met.

In response to the Staff’s request, the ensuing analysis is therefore focused on the provision of the transaction verification services, the entity who controls it, and the Company’s role in its facilitation thereof under the premise that as Operator, the Company’s contract is with pool participants who are its customers.

“Control” is defined in ASC 606-10-25-25 as the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset. ASC 606-10-55-37 states “An entity is principal if it controls the specified good or service before that good or service is transferred to a customer…An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.” In this regard, given the pool participants control whether and when the hashrate is generated to provide transaction verification services, the pool participants control the service of providing transaction verification services. However, each individual miner may still satisfy its performance obligation of providing the transaction verification services by engaging the pool operator (i.e., Marathon) to fulfill facilitation and connectivity into the network services on such miner’s behalf.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Tell us who was primarily responsible for fulfillment from the blockchain’s perspective and which party was the miner of record. Tell us whether the blockchain network had any record of the pool participant’s involvement in the arrangement.

The Company acknowledges that Marapool wallet (i.e., Operator wallet) was the miner of record recognized by the blockchain network with no further record of the pool participants’ involvement in fulfilling transaction verification services. However, the pool participants were the ones fulfilling the specified service of providing transaction verification to the blockchain network as the pool participants were the ones providing the actual hashrate and were the ones who owned the mining rigs to be able to do so. The reason that Marapool as Operator was the miner of record, however, was to be able to fulfill its obligations to its customers (the pool participants) to provide access and connectivity into the blockchain. Said another way, the pool participants engaged the Company to be the Operator in such pool participants’ fulfillment of transaction verification services to the network.

The Company further considers the pool participants’ arrangement with the Company and the blockchain network similar to that of a shipping pool as illustrated in Example 9.3.40 (Shipping Vessel Pooling Arrangement) from KPMG’s Revenue Recognition Handbook. In those scenarios, “a contract is entered into with Company A as the manager, Company B as the shipping vessel owner, and Customer Z [end customer] to have Company B’s ship transport a specified product from Sydney to Los Angeles. The companies determine that the owner of the vessel assigned to fulfill the customer contract (Company B) is the contract’s principal rather than the manager (Company A). This conclusion is based on […] Company A does not lease the pool vessels owned by Companies B […] because Company A does not have the right to obtain substantially all of the economic benefits from use of the asset. A direct evaluation of the control principle in paragraph 606-10-25-25 is inconclusive to the principal versus agent analysis. Although Company A does not control the ‘means’ of providing the service (i.e., it does not own or lease those vessels), it does control aspects of the service – i.e., the identification of the customer, the specifications of the service to be provided and the price for the service. In contrast, the vessel owner (Company B) controls the means of providing the service, but does not control those significant aspects of the service controlled by Company A.” This is similar to our view that the pool participants, rather than the Company, were obligated to fulfill the service of transaction verification services to the customer (network and transaction requestors) as such, the pool participants are the principal in the contract with the blockchain network while Company as Operator (i.e., Company A in the example) does not have the right to obtain substantially all of the economic benefits from use of the assets (mining rigs).

Tell us whether, as the pool operator, you had the discretion to determine which transactions to validate within a mined block.

With respect to whether the Company as pool operator had the discretion to determine which transactions to validate within a mined block, the Company did not have the discretion to do so. The mining software employed by the Company at the time was non-discretionary and non-discriminatory in that it allocated the transactions to validate to each individual miner based on highest probability of success using proprietary algorithms within the software. The Company itself had no control over the source code of the software, such algorithms, and ultimately, the assignment or allocation of transactions to verify within a block to participants. Further, the pool participants also have the option to discontinue use of the Company as operator should the Company decide to change the pool’s software.

Explain why inventory risk and pricing risk are relevant to your conclusion, given the nature of BTC transaction verification services and the transaction fees and block rewards are pre-determined by the bitcoin blockchain network.

With respect to inventory risk, the Company, as pool Operator, had an equivalent of inventory risk incurred in the form of monthly license fees for the DMG Blockchain Solutions software that it used to connect to the network, track and manage mining pool activity. These license fees are owed regardless of whether the participants successfully mine a block through Marapool. The pool participants had an equivalent of inventory risk as they incurred costs to acquire or lease miners, along with associated maintenance, colocation and utility costs, without recovery if they did not successfully mine blocks. Therefore, “inventory risk” was shared between the pool participants and the Company (as pool Operator), which we believe made it an inconclusive indicator as to whether the pool operator or pool participant was the principal to transaction validation services. We further acknowledge that given the pre-determined transaction fees and block rewards (and therefore pool fees), the pricing risk factor is not applicable in this arrangement.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Explain how you compensated pool participants for the provision of their computing power to your mining pool. Tell us whether the pool participant’s reward was contingent on successfully solving transactions.

With respect to compensating pool participants for their provision of computing services to the mining pool, the Company does not view itself as being the entity compensating the participants as it is the network and transaction requestors who do so via the block rewards and transaction fees, respectively. While the block rewards and transaction fees are only earned upon successfully solving a block, this does not impact the fact that the Operator is not the one who compensates the pool participants. The Company merely acts as agent in its operator role to collect such rewards into a wallet that is then remitted to each respective miner based on such miners’ pro rata contribution of computing power. The Company did not have legal rights or title to the entirety of the block reward and transaction fee outside of the amounts it was entitled to as a Private Pool Participant in Marapool.

For the reasons stated above, the Company believes that it does not control the transaction verification services as pool operator. Rather, it is employed as an agent service provider to the participants who do control the transaction verification services by their ability to control the contributed computing power and ability to direct/engage the Company as Operator to connect them to the network and increase their success rate in mining for digital assets.

Comment:

19. In your proposed revised revenue recognition policy for your operation of a mining pool that included certain third parties, your reference to ASC 606-10-55-39 appears to suggest the accounting conclusion is limited to the indicators listed there. To the extent you chose to retain a description of the required accounting analysis, please revise your disclosure to be consistent with the guidance which states that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. Refer to ASC 606-10-55-37.

Response:

The Company respectfully refers the Staff to our response to comment 18 above for the Company’s evaluation of its position as agent in its arrangement with pool participants as Operator which includes an overall analysis of why the Company does not control the specified service of transaction verification for the network and transaction requestor. We acknowledge the Staff’s request to revise our disclosures to indicate that the Company’s analysis does not solely rely on the guidance in ASC 610-10-55-39 and to clarify that our analysis includes consideration of the control principle per ASC 606-10-55-37 and will therefore revise disclosures going forward as follows using the Q3 2022 10-Q as the basis with additional disclosure underlined and deleted disclosure ~~stricken through~~:

Operator

From September 2021 until May 2022, the Company entered into pool service contracts with third-party mining pool participants, whom the Company considered to be a customer under FASB ASC 606. In these contracts, the Company provided a facilitator service to connect miners to the blockchain network and to track hash rate generated by each pool participant in exchange for non-cash consideration equal to a percentage of the block reward and transaction fee earned by the individual pool participants as pool fees. These contracts were terminable at any time by either party and the Company’s enforceable right to compensation only began when the Company provided the facilitator services and access to the pool’s software licenses to the pool participants.

The Company is engaged by ~~performance obligations under the arrangement with~~ third-party pool participants ~~were~~ to provide access to the pool’s software license, connectivity to the blockchain network, and to track the hash rate generated by each pool participant to enable calculation of the pro rata block reward and transaction fee payment to each pool participant (i.e., the performance obligation in its contract with each pool participant). In accordance with ASC 606-10-55-37, the Company has determined that because it does not have primary responsibility for fulfilling the promise to provide the service, it does not bear sole inventory risk, and there is no pricing risk, it does not control the transaction verification services to the network and transaction requestor and is an agent to the pool participants’ provision of transaction verification services. The transaction consideration the Company received is non-cash and variable in that the pool fees earned is based on the block reward and transaction fees earned by pool participants. The non-cash consideration is measured at the estimated fair value of the contract inception, which occurs simultaneously to when the Company has earned the pool fees (i.e., upon successful mining of a block). The Company is able to estimate variable consideration at the point in time it has earned the fees without risk of significant revenue reversal as the Company has visibility to the exact timing of when the pool successfully solves for a block as pool operator (as compared to when the Company is a participant in a third-party operated pool) and the block rewards and transaction fees each pool participant is entitled to base on contributed hash rate. As the Company can estimate the amount of pool fees prior to the receipt of the fees in the pool’s digital wallet, the Company measures the non-cash consideration at the fair value on the date the pool fees are earned (using the stated convention below), which occurs simultaneously to contract inception. Fair value of the digital asset award received is determined using the daily closing U.S. dollar spot rate of the related digital currency on the date the pool fees are earned, which is not materially different than the fair value at contract inception which occurs simultaneously to the time the pool participants have earned the award from the requester and network. There is no significant financing component in these transactions. Fees associated with the licensed software used in the operation of the private pool are recorded as cost of revenues.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Comment:

20. We note your proposed revised revenue recognition policy in response to prior comment 13 in your letter dated August 26, 2022. As previously requested in comment 13 in our letter dated May 27, 2022, please revise to ensure your disclosures distinguish your revenue recognition policies between when you operate a mining pool as the sole participant, when you operated a mining pool with third party participants, and when you participated in another mining pool. Please also provide us with a comprehensive analysis of ASC 606 supporting how you recognized revenue as a pool participant. In your analysis, address what you believed to be the promised good or service, how you measured the transaction price, and how and when you determined the promised good or service was transferred.

Response:

The Company respectfully acknowledges the Staff’s comment 20 and has, accordingly, expanded its disclosures in the September 30, 2022 10-Q filing (Q3 2022 10-Q Pg.11 through 14) under NOTE 3 – REVENUES FROM CONTRACTS WITH CUSTOMERS to distinguish revenue recognition policies between when the Company operates a mining pool as the sole participant (“Private Pool Participant”), when the Company operated a mining pool with third party participants (“Operator”) and when the Company participates in another mining pool (“Participant”) in line with the disclosure requirements from FASB ASC Topic 606, Revenue from Contracts with Customers (ASC “606”).

We also respectfully acknowledge the Staff’s request for a comprehensive analysis of revenue recognition for the Company’s operation as a pool participant and have provided an analysis over the five-step revenue recognition policy below which replaces the previously provided policy in the August 1, 2022, response to your SEC letter dated June 24, 2022:

ASC 606 Pool Participant Analysis:

The Company has contracts with third-party mining pool operators to provide computing power (i.e., generating hash rate) to their respective mining pools as a participant. These contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the BTC reward (noncash consideration) that the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share of the block reward is based on the proportion of the Company’s contributed hash rate to the total computing power contributed by all mining pool participants in solving the current algorithm as calculated and determined by the pool operator, net of any pool fees.

Identify the customer and the contract

In order to identify the contract, the Company referred to the criteria under ASC 606-10-25-1. Under this relationship, the Company considers the pool operator to be the Company’s customer, and the Company’s promise to the pool operator is to provide computing power to the pool operator in order for such computing power to be pooled to provide transaction verification services. The Company further acknowledges that the customer when the Company is a Private Pool Participant (in Marapool) is the blockchain network and transaction requestor (and not the Operator) due to the specific facts and circumstances of Marapool operator’s arrangement with each of its pool participants as discussed in response 18 above. The consideration for the Company’s services is determined and paid by the pool operator. However, as the contract is terminable by either party at will, the contract term does not begin until the Company begins to provide computing power to the pool operator. The criteria in FASB ASC 606-10-25-1 would be met as follows at each minute neither party (Company or pool operator) terminates the contract and computing power is provided by the Company. At each of those minutes, a contract exists as:

●	Both the operator and the Company have approved the mining pool participation contract typically evidenced by a written “terms of service” agreement;
●	Each party’s rights, the consideration to be transferred, and the payment terms are clear;
●	The transaction has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract); and

Collection is probable, as the pool operators with which the Company contracts are reputable and well-known pool operators within digital asset mining, and as calculation and remittance of consideration to which the Company is entitled is governed by the agreed-upon payment mechanisms as outlined in the specific pool agreement. Specifically, the contract inception continually resets at each minute under which neither party terminates the arrangement and the Company is providing computing power.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780

Identify the performance obligations in the contract

The Company’s promise to provide computing power to the mining pool under its contract with a pool operator represents a contractually agreed-upon task for a customer per ASC 606-10-25-18(d). It is also the sole performance obligation in each contract as the Company’s contracts do not contain other promises.

Measure and allocate the transaction price

Under each contract with third party pool operators to provide computing power, all consideration is variable consideration that is fully constrained until such fees are received from the pool operator given there is lack of visibility into the amount of block rewards and transaction fees earned at each respective minute (i.e., under each contract) which results in lack of ability to recognize revenue without it being probable that significant revenue reversal would not occur. The Company does not have the ability to estimate the amount of consideration expected to be received as the success rate of the pool (i.e., being the first to solve the equation) is neither consistent nor estimable. The Company therefore constrains this consideration pursuant to ASC 606-10-32-11 through 32-12 as it is not probable that a subsequent change in the estimate of the amount of the consideration would not result in a significant revenue reversal given the unpredictable and competitive nature of how BTC rewards are earned. Specifically, there is a high likelihood that the pool the Company participates is unsuccessful in adding a block to the network. These factors contain an inherent level of unpredictability in estimating the consideration to be received and also high probability of significant reversal should any revenue be recognized before the uncertainty related to the variability (i.e., successful mining of a block) is first resolved.

The Company considered ASC 606-10-32-16 and observed no significant financing component in these transactions.

Recognize revenue

The customer (pool operator) simultaneous receives and consumes the benefits of the Company’s service of providing computing power as the Company performs the service. Therefore, the revenue for the sole performance obligation in these contracts is recognized over time in accordance with ASC 606-10-25-27(a). At each minute (i.e., contract) at which neither party has terminated the arrangement, the Company is providing computing power, and the pool was successful in closing a block, the Company should recognize revenue over that minute in the amount of the Company’s pro rata entitlement to the mined block rewards and transaction fee. Notwithstanding that the variable consideration is constrained, the ASC 606-10-32-21 requires noncash consideration to be measured at fair value at contract inception which is at each minute under the circumstances described in the preceding sentence. However, as the consideration is variable and constrained until the Company receives confirmation of the consideration it earned via the settlement of the block reward in the Company’s digital wallet, the Company does not recognize revenue until such consideration is received in the Company’s digital wallet (i.e., the contingency to variability is resolved). The Company has determined that the fair value of block rewards and transaction fees paid in BTC is using BTC’s closing price in USD at 23:59 on the date such block rewards and transaction fees is not materially different than the fair value of such block rewards and transaction fees at contract inception.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the staff’s questions, but please contact the undersigned at hugh@marathondh.com or our counsel, Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Hugh Gallagher
Hugh Gallagher
Chief Financial Officer

Cc: Jolie Kahn, Esq.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780